EXHIBIT 99.1

Alio Gold to Commence Underground Decline and Exploration Program at Ana Paula

VANCOUVER, British Columbia, Sept. 18, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to announce the board of directors has formally approved an underground exploration decline (“decline”) and exploration program at its high grade, high margin Ana Paula Project located in Guerrero, Mexico. The Company also received the authorization to start construction of the decline from SEMARNAT (Mexico’s Secretary of Environment and Natural Resources).

Highlights

  Initiating a $16 million underground decline and exploration program
  Exploring the extension of the high-grade breccia mineralization and skarn target
  Permitting of the decline approved by SEMARNAT
  Receiving detailed bid proposals from contract miners during September 2017
  Mobilizing of the contractor expected to commence in October 2017
  Initiating an additional $1.8 million surface exploration program targeting a zone north of the proposed pit
  Drilling underway to twin 11 holes (2,000 metres) for metallurgical testing

Key Historical Drill Highlights*

Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)	Rock Type (Domain)
AP-10-20	287.0	342.7	55.7	3.66	Breccia
Includes	289.0	308.7	19.7	6.46	Breccia
AP-11-70	677.5	691.0	13.5	29.12	Breccia
AP-13-162	249.4	281.5	32.1	3.21	Breccia
AP-12-123	340.7	354.9	14.2	8.55	Skarn
AP-12-86	520.4	542.5	22.0	5.67	Skarn
AP-13-215	704.7	719.1	14.5	5.87	Skarn

*Full drill results available in Tables 1, 2 and 3 at the end of the news release

“Delineating further underground Mineral Resources and providing access to mine the Resources will add significant value to an already attractive project,” said Greg McCunn, Chief Executive Officer. “While we are advancing the project through the Definitive Feasibility Study towards a construction decision in Q2 2018, we will undertake a systematic drill program on the known continuation of the high grade breccia system and evaluate the deeper skarn target that has been identified by past drilling. We are also very excited about the surface drill target North of the proposed pit. With a large land package of approximately 56,000 hectares on the highly prospective Guerrero Gold Belt this is the start of what we expect to be a successful exploration program to enhance the already robust economics of Ana Paula.”

Underground Decline and Exploration Program

A 1,200 meter long decline will be driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. The underground decline is expected to take nine months to reach the mineralized area after which an underground diamond drill program will commence.

Drill targets from the underground are compelling as previous depth drilling has reported high grade gold mineralization in a series of intrusive sills in the contact with the sedimentary sequence. The drill program is expected to confirm the continuity and shape of the high grade gold mineralization below the proposed pit that is hosted in the complex breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 80 diamond drill holes (20,000 metres) and will include geochemical sampling and assaying.

Figure 1: Proposed decline and drill holes below the proposed pit
http://www.globenewswire.com/NewsRoom/AttachmentNg/5b33d08d-1518-4028-828a-21b574442b57

Figure 2: Cross section showing mineral reserves and resources and proposed exploration targets
http://www.globenewswire.com/NewsRoom/AttachmentNg/6e039c4e-d4e7-44d3-bb27-ce3d16f13606

The pit proposed in the May 2017 Pre-Feasibility Study (“PFS”) estimated Proven and Probable Mineral Reserves of 13.44 Mt grading 2.36 g/t (~1.02M oz gold) using a $1,200/oz gold price.  The mineralization in the Reserves consists of a high-grade breccia core as well as a surrounding halo of lower grade mineralization. Included in the Reserves is an estimated 2.3 Mt at 5.9 g/t (~436k oz gold) within the high-grade breccia core with an approximate depth of 190 metres.

The high-grade breccia is known to continue for approximately 300 metres below the bottom of the proposed pit based on prior drilling programs. Due to the topography in the area, mining a deeper pit is not economical under reasonable gold price assumptions. The purpose of driving the decline into the breccia system will be to provide access to the extension of the high-grade mineralization for both exploration drilling and, if warranted, future mining.

The potential to add value to the existing project is significant as the project as currently proposed in the May 2017 PFS is limited to mining rates of 5,000 tonnes per day (“tpd”) from the open pit due to the geometry of the pit. However, the PFS envisions installing a used processing plant that the Company has purchased and is currently refurbishing which while in operation at the El Sauzal mine had a processing capacity of 6,000 tpd. Further work is being undertaken on grindability testwork to confirm mill capacity and if positive there could potentially be latent capacity that could be capable of treating material from underground mining commencing in the first year of operations.

Previous drilling from surface below the proposed pit into the high-grade breccia system has yielded positive results, including the previously announced drill results that can be found in Table 1.

To confirm historical drilling results, a drill program is underway that is twinning 11 holes (2,000 meters) for metallurgical testing with initial results expected by the end of October 2017.

In addition to targeting expansion of the Mineral Resource in the high-grade breccia extension, the underground drill program will explore a deeper Skarn target. Gold mineralization in the Guerrero Gold Belt, including the neighbouring Torex Mining deposits, have traditionally been associated with skarn mineralization. Prior drilling at Ana Paula from surface has identified a skarn target approximately 300 metres below the proposed pit. Previously announced drill results can be found in Table 2.

Surface and Regional Exploration Program

Historical drilling at Ana Paula has identified a target located approximately 100 metres north of the proposed pit. A $1.8 million exploration program has been approved which is primarily focused at this target, including surface mapping and a high resolution helicopter airborne magnetic survey to delineate a drill program expected to consist initially of 12 diamond drill holes for a total of 4,000 meters drilled. It is expected that the airborne magnetic survey will commence in the fourth quarter of 2017 with drilling expected in the first half of 2018. Prior drill results in the North Area target can be found in Table 3.

Figure 3: Location of proposed drilling on the North Area of the Ana Paula proposed pit
http://www.globenewswire.com/NewsRoom/AttachmentNg/1c4cfd64-d02e-4a7f-af61-3f11e1e4a235

With a land position of approximately 56,000 hectares within the highly prospective Guerrero Gold Belt there is significant potential to delineate mineral deposits outside of the immediate Ana Paula project area. The Company holds a premier land package in the area, adjacent to Torex Mine's flagship operations and on trend with Leagold's Los Filos mine. Between the concession for all three companies, over 3 million ounces1 of gold have been produced with current Measured and Indicated Mineral Resources of over 15 million ounces1.

1 As per company reports and presentations

Figure 4: Large Land Package in Close Proximity to other Gold Mining Operations
http://www.globenewswire.com/NewsRoom/AttachmentNg/42907498-5cc2-4f99-b41a-d9d3d6c93fc3

The Company plans to delineate further targets on its concessions over the coming year by consolidating all of the known work to-date on the concessions and further advancing structural and geological surface mapping combined with interpretation of prior airborne survey results.

Drill Results

Table 1: Ana Paula Underground – High Grade Breccia

Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)
AP-10-20	287.0	342.7	55.7	3.66
Includes	289.0	308.7	19.7	6.46
AP-11-35	660.3	665.7	5.4	2.67
AP-11-64	481.8	521.4	39.6	1.62
AP-11-70	439.7	446.9	7.2	2.84
	677.5	691.0	13.5	29.12
Includes	683.2	689.5	6.3	60.61
AP-12-81	264.5	275.0	10.5	4.92
AP-12-86	372.4	382.0	9.6	2.06
	395.0	403.7	8.7	2.04
AP-13-162	249.4	281.5	32.1	3.21
Includes	270.9	276.1	5.2	5.24
	423.5	432.9	9.3	3.16
	456.6	462.1	5.5	3.40
	479.4	485.2	5.8	11.14
	493.5	496.2	2.7	7.69
AP-13-206	706.9	709.4	2.6	5.19

Table 2: Ana Paula Underground – Hornfel Skarn ("HFL-SK")
Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)
AP-10-20	448.0	451.9	3.9	1.97
	487.0	493.5	6.5	2.21
Includes	488.7	489.7	1.0	6.27
	510.0	515.0	5.0	4.14
AP-11-29	349.8	359.6	9.9	3.08
Includes	355.4	357.7	2.3	8.82
AP-11-34	431.9	439.0	7.1	3.70
Includes	435.2	439.0	3.8	5.97
AP-11-35	549.7	553.6	3.9	7.83
AP-11-48	206.9	213.0	6.1	4.54
	216.3	221.2	4.9	4.28
	247.0	259.0	12.0	3.52
	525.2	527.8	2.7	3.12
AP-11-49	363.9	378.5	14.6	5.80
Includes	368.9	371.7	2.8	14.47
and
Includes	375.4	377.5	2.1	14.16
AP-11-52	259.0	263.6	4.6	2.77
Includes	263.1	263.6	0.5	8.54
	269.0	282.0	13.0	2.21
Includes	275.0	278.5	3.5	3.97
	295.0	298.0	3.0	5.42
	310.3	312.9	2.6	5.10
AP-11-64	563.5	568.0	4.5	4.61
AP-11-68	441.1	454.1	13.0	5.27
	479.5	492.5	13.0	3.30
	550.9	552.6	1.7	3.89
AP-11-70	366.3	368.6	2.3	3.67
AP-11-76	576.0	598.0	22.0	3.20
Includes	579.3	579.9	0.5	43.38
Includes	588.9	591.0	2.2	4.41
AP-12-101	219.9	226.3	6.4	14.48
Includes	223.0	224.8	1.8	42.65
AP-12-102	168.1	174.0	5.9	4.27
AP-12-111	210.5	215.6	5.1	4.16
	256.0	267.5	11.5	2.59
AP-12-123	340.7	354.9	14.2	8.55
AP-12-81	314.9	316.7	1.8	5.67
AP-12-86	325.6	330.0	4.4	9.18
	520.4	542.5	22.0	5.67
Includes	527.0	529.7	2.8	10.27
	569.3	572.5	3.2	5.00
Includes	569.3	570.8	1.5	8.20
AP-12-90	387.0	391.0	4.0	12.81
	593.4	599.3	5.9	7.62
	635.0	646.0	11.0	4.05
AP-12-92	501.9	502.9	1.0	27.30
	514.5	517.5	3.0	7.00
	561.0	567.1	6.1	5.33
	604.0	608.3	4.3	13.31
Includes	606.4	606.8	0.4	123.00
	667.4	671.7	4.3	2.23
AP-12-97	476.0	481.2	5.2	3.50
	505.7	509.5	3.8	5.89
Includes	505.7	506.9	1.2	18.05
	558.5	562.5	4.0	97.88
Includes	558.5	559.0	0.5	760.00
	598.8	603.7	4.9	3.15
	653.9	656.4	2.5	3.44
AP-13-178	88.1	95.8	7.7	3.96
AP-13-185	406.3	408.3	2.1	6.50
AP-13-188	537.3	540.1	2.8	6.38
	559.0	561.2	2.1	6.77
AP-13-215	581.2	592.6	11.4	3.91
	704.7	719.1	14.5	5.87
AP-13-219	334.7	342.6	7.8	4.79

Table 3: Ana Paula - North Target
Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)
AP-11-43	243.6	250.0	6.4	2.01
AP-13-226	287.9	292.9	5.0	4.43
AP-11-108	468.9	469.5	0.6	6.34
	556.0	564.4	8.4	4.21
Includes	563.0	564.4	1.4	20.90
AP-13-174	198.1	209.6	11.5	1.08
	310.8	312.2	1.5	17.23
AP-12-121	47.1	50.0	2.9	2.54
AP-05-05	196.0	211.9	15.9	2.35
AP-10-13	105.6	109.6	3.9	2.86
	180.9	193.0	12.0	3.94

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico.  Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Paul Hosford, BSc, P.Eng, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

1) For more information on the Ana Paula mineral reserves and mineral resources, see the Ana Paula technical report entitled “NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico”, dated May 16, 2017 which is available on Alio Gold’s SEDAR profile at www.sedar.com. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.